SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)



                        SHELLS SEAFOOD RESTAURANTS, INC.
                        --------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                   822809 10 9
                                   -----------
                                 (CUSIP Number)

                             Jonathan E. Cole, Esq.
                                Edwards & Angell
                               250 Royal Palm Way
                              Palm Beach, FL 33480
                                 (561) 833-7700
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 20, 1997
                  ---------------------------------------------
          (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
Schedule because of Rule 13d-1(b)(3) or (4), check the following box:       [ ].



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

(1)       Name  of   Reporting   Persons:   Robert  E.  Deziel  S.S.  or  I.R.S.
          Identification Nos. of Above Persons: ###-##-####


(2)       Check the Appropriate Box if a Member of a Group*               (a) []

                                                                          (b) []

(3)       SEC Use Only

(4)       Source of Funds*
          PF

(5)       Check if Disclosure of Legal Proceedings is
          Required Pursuant to Items 2(d) or 2(e)                             []

(6)       Citizenship or Place of  Organization:  United States

Number of Shares                   (7) Sole  Voting  Power                28,665
Beneficially  Owned
by Each Reporting
Person With

                                   (8) Shared Voting Power                   -0-

                                   (9) Sole Dispositive Power             28,665

                                  (10) Shared Dispositive Power              -0-

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person:  293,465

(12)      Check if the Aggregate Amount in Row (11) Excludes
          Certain Shares*                                                    []

(13)      Percent of Class Represented by Amount of Row (11): 7.0%

(14)      Type of Reporting Person*: IN


          This Amendment No. 2 to the Schedule 13D filed on June 4, 1997 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed on June 20, 1997 (as amended, the "Amended Schedule 13D") is filed by Robert E. Deziel to reflect the fact that Mr. Deziel (1) filed suit against L&L Foods and related parties in connection with the dispute surrounding his agreement to purchase 50,000 shares of Shells common stock from L&L Foods, and the option granted to Mr. Deziel by L&L Foods covering 479,600 shares of Shells common stock, as reported on the Amended Schedule 13D, and (2) partially released a lis pendens Mr. Deziel filed against the 529,600 shares of Shells stock subject to the May 25 Agreement. Upon partial release of the lis pendens, L&L Foods sold 264,800 shares of Shells common stock, the proceeds of which are to be placed in escrow. Capitalized terms used herein without definition which are defined in the Amended Schedule 13D shall have the meanings set forth therein.

*See instructions before filling out.

Item 4.   Purpose of Transaction.

          (a) Deziel filed a lis pendens against the 529,600 shares of Shells stock held by L&L Foods in connection with a civil action Mr. Deziel filed against L&L Foods, Linn Heaton, Lee Heaton and George Heaton in the Circuit Court of the Fifteenth Judicial Circuit, in and for Palm Beach County, Florida, styled Robert E. Deziel v. L&L Foods, Inc., a Florida corporation; George Heaton; Linn Heaton and Lee Heaton, Case No. CL-97-005594-AO (the "Civil Action"). The Civil Action was filed in connection with a dispute regarding, among other things, the enforceability of Mr. Deziel's option to purchase 479,600 shares of Shells stock subject to the May 25 Agreement. The parties attempted to settle the Civil Action by entering into a Compromise and Settlement Agreement dated August 1, 1997; however, the contingencies set forth in that agreement were not satisfied and that agreement, by its terms, became null and void. While the parties continued settlement negotiations, and without waiving any of their rights in the pending Civil Action, L&L Foods desired to sell a portion of the Shells shares subject to the May 25 Agreement.

Mr. Deziel agreed to release from the lis pendens up to 129,600 shares pursuant to the terms of a letter agreement dated August 7, 1997 by and among L&L Foods, Mr. Deziel, and Bush Ross Gardner Warren & Rudy P.A. The August 7, 1997 letter agreement was amended by letter dated August 22, 1997 to increase the number of shares released from the lis pendens to a total of 264,800 shares (although a typographical error in such letter states a total of 264,400). The August 7 and August 22, 1997 letters are collectively referred to herein as the "Partial Lis Pendens Release", and are attached hereto as Exhibits 99.2.1 and 99.2.2, respectively. L&L Foods sold 264,800 shares of Shells stock pursuant to the Partial Lis Pendens Release, as described in Item 5. The parties agreed in the Partial Lis Pendens Release to deposit the proceeds from the sale of the 264,800 shares of Shells stock with Bush Ross Gardner Warren & Rudy, P.A., legal counsel to L&L Foods, pending a settlement or other resolution of the Civil Action.

          Sub-items (b)-(j) are not applicable.

Item 5.   Interest in Securities of Shells.

     The response of Mr. Deziel to Item 5(a) in the Amended Schedule 13D is hereby supplemented and modified as follows:

     As a result of the sales that L&L Foods made in the open market pursuant to the Partial Lis Pendens Release, beginning August 12, 1997 and culminating August 22, 1997, L&L Foods has informed Mr. Deziel that it has reduced its holdings from 529,600 shares to 264,800 shares. Under the terms of the Partial Lis Pendens Release, the parties agreed to deposit the proceeds from the sale of such shares in escrow. Mr. Deziel believes that under the May 25 Agreement, he is the record and/or beneficial owner of the remaining 264,800 shares of Shells common stock subject to the lis pendens pursuant to the May 25 Agreement.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Shells.

     As described in Item 4, on August 7, 1997, Mr. Deziel partially released a lis pendens he filed against the then 529,600 shares of Shells subject to the May 25 Agreement to permit L&L Foods to sell 129,600 shares of Shells, which L&L Foods has sold. By letter agreement dated August 22, 1997, Mr. Deziel modified his partial release of the lis pendens to permit L&L Foods to sell an additional 135,200 shares of Shells, which L&L Foods has also sold. The August 7 and August 22, 1997 letter agreements constituting the Partial Lis Pendens Release are attached to this Amendment No. 2 to Schedule 13D as Exhibits 99.2.1 and 99.2.2, respectively. The Partial Lis Pendens Release provides that the proceeds from the sale of the 264,800 shares of Shells stock are to be deposited with Bush Ross Gardner Warren & Rudy, P.A., legal counsel to L&L Foods, pending a settlement or other resolution of the Civil Action. The parties are attempting to settle the Civil Action.

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.2.1 Agreement dated August 7, 1997 by and among L&L Foods, Mr. Deziel, and Bush Ross Gardner Warren & Rudy, P.A.

Exhibit 99.2.2 Letter to Colette O. de Labry, Esq. from John N. Giordano, Esq. dated August 22, 1997.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  August 28, 1997                           /s/Robert E. Deziel
                                                  ------------------------------
                                                     Robert E. Deziel